SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            PLM International, Inc.
                               (Name of Issuer)

                         Common Stock, par value $.01
                        (Title of Class of Securities)

                                   69341L106
                                (CUSIP Number)

            Mr. Howard P. Berkowitz             (212) 664-0990
            HPB Associates, L.P.                888 Seventh Avenue
                                          New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               May 4, 1995
         (Date of event which requires filing of this statement)
                            ______________________

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
CUSIP No.  69341L106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
              WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                 -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER               960,000

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER            -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER          960,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                  960,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           8.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  69341L106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER           -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER         960,000 (all shares are
                        owned for the account of HPB Associates, L.P.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER      -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER    960,000 (all shares are
                        owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON            960,000 (all shares are
                        owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               8.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

          The Schedule 13D, initially filed October 21, 1994, by HPB Associates, L.P., a Delaware limited partnership (the "Partnership") and Mr. Howard P. Berkowitz with respect to shares of common Stock owned by the Partnership, relating to the common stock, $.01 par value (the "Common Stock"), of PLM INTERNATIONAL, INC., a Delaware corporation, whose principal executive offices are located at One Market Plaza, Steuart Street Tower, Suite 900, San Fransisco, California 94105-1301 (the "Company"), is hereby amended by this Amendment No. 1 to the Schedule 13D as follows.
Item 4.     Purpose of Transaction.
            Item 4 is hereby replaced in its entirety by the following:
            The purpose of the acquisition of shares of Common Stock by the Partnership is for investment. The Partnership intends to review its holdings with respect to the Company on a continuing basis. Depending on the Partnership's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Partnership may acquire additional shares of Common Stock or other securities of the Company; sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.
            The Partnership has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. The Partnership may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters. However, the Partnership has no present intention, and does not reserve the right, to engage in a control transaction or any contested solicitation for the election of directors, although the Partnership intends to vote against the election of the Company's nominees to the Board and against the adoption of the Company's new stock option plan.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      May 4, 1995

                                          HPB ASSOCIATES, L.P.
                                    By:  /s/ Howard P. Berkowitz
                                          Howard P. Berkowitz,
                                          Managing Partner


                                          /s/ Howard P. Berkowitz
                                          Howard P. Berkowitz